UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

[ x ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: December 31, 2018

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Planet Green Holdings Corp.
Full Name of Registrant

American Lorain Corporation
Former Name if Applicable

Suite 901, Building 6, No. 1678 Jinshajiang Road
Address of Principal Executive Office (Street and Number)

Putuo District, Shanghai, China 200333
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in the Current Reports on Form 8-K filed by Planet Green Holdings Corp. (the "Registrant") with the Securities and Exchange Commission ("SEC") on September 26 and October 2, 2018, the Registrant completed certain financings, a sale transaction and an acquisition transaction in September 2018 (collectively, the "Transactions"). The Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the "Form 10-K") will be the first annual report filing for the Registrant since the completion of the Transactions. As a result of the above-described matters related to the Transactions, the compilation, dissemination and review of the information required to be presented in the Form 10-K could not be completed and filed by the Registrant without undue hardship and expense to the Registrant. The Registrant expects to file the Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Hongxiang Yu	+86 21	3258 3578
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above in “Part III – Narrative” of this Form 12b-25, the Registrant completed the Transactions in September 2018. As a result of the Transactions, the Registrant anticipates that there will be a significant change in the results of operations from the fiscal year ended December 31, 2017. The Registrant is unable to provide an accurate quantitative estimate of its results of operations for the fiscal year ended December 31, 2018 at this time.

Planet Green Holdings Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2019	By:	/s/ Hongxiang Yu
Hongxiang Yu
	Title:	Chief Executive Officer, President and Chairman